Exhibit 99.1

HAMILTON, BERMUDA, June 13, 2024 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announces the results of its 2024 Annual Meeting of Shareholders (the “Annual Meeting”) held on Wednesday, June 12, 2024.

Shareholders holding an aggregate of 111,155,645 common shares of DHT were present or represented by proxy at the Annual Meeting, representing approximately 68.90% of the issued and outstanding common shares of DHT as of the close of business on April 23, 2024, the record date for the Annual Meeting.

At the Annual Meeting, the shareholders voted (1) to elect Erik Andreas Lind and Sophie Rossini to DHT’s Board of Directors, as Class III directors, for a term of three years and (2) to ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

The detailed results of the Annual Meeting were as follows:

1.	Election of Directors

The shareholders of DHT voted to elect Erik Andreas Lind and Sophie Rossini to DHT’s Board of Directors, as Class III directors, for a term of three years.

The votes for each nominee were cast as follows:

Director	For	% of votes for	Withheld	% of votes withheld
Erik Andreas Lind	81,405,384	73.24%	29,750,261	26.76%
Sophie Rossini	110,615,180	99.51%	540,465	0.49%

2.	Ratification of Selection of Registered Public Accounting Firm

The shareholders of DHT voted to ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2024. The votes were cast with 110,933,098 votes for, equal to 99.80% of the total shares voted, 192,957 votes against and 29,589 votes abstain.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit: www.dhtankers.com.

Contact:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com